UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

MarketAxess Holdings Inc.

(Name of Issuer)

Common Stock, par value $0.003 per share

(Title of Class of Securities)

57060D108

(CUSIP Number)

Frederic D. Fenton c/o Technology Crossover Ventures 528 Ramona Street Palo Alto, California 94301 (650) 614-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 15, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): TCV VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 694,530 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER: -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: 694,530 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 694,530 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.92%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(A)	Please see Item 5.

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): TCV MEMBER FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 5,470 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER: -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: 5,470 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,470 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.02%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(A)	Please see Item 5.

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): TECHNOLOGY CROSSOVER MANAGEMENT VI, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 700,000 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER: -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: 700,000 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 700,000 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.94%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(A)	Please see Item 5.

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): TCV VI MANAGEMENT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 7,178 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER: 7,412 SHARES OF COMMON STOCK (A)
	9	SOLE DISPOSITIVE POWER: 7,178 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER: 7,412 SHARES OF COMMON STOCK (A)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 14,590 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.04%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(A)	Please see Item 5.

1	NAMES OF REPORTING PERSONS: JAY C. HOAG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK
	8	SHARED VOTING POWER: 714,590 SHARES OF COMMON STOCK (A)
	9	SOLE DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER: 714,590 SHARES OF COMMON STOCK (A)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 714,590 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.98%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(A)	Please see Item 5.

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): RICHARD H. KIMBALL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK
	8	SHARED VOTING POWER: 714,590 SHARES OF COMMON STOCK (A)
	9	SOLE DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER: 714,590 SHARES OF COMMON STOCK (A)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 714,590 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.98%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(A)	Please see Item 5.

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): JOHN L. DREW
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK
	8	SHARED VOTING POWER: 714,590 SHARES OF COMMON STOCK (A)
	9	SOLE DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER: 714,590 SHARES OF COMMON STOCK (A)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 714,590 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.98%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(A)	Please see Item 5.

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): JON Q. REYNOLDS, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK
	8	SHARED VOTING POWER: 714,590 SHARES OF COMMON STOCK (A)
	9	SOLE DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER: 714,590 SHARES OF COMMON STOCK (A)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 714,590 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.98%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(A)	Please see Item 5.

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): WILLIAM J.G. GRIFFITH IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK
	8	SHARED VOTING POWER: 714,590 SHARES OF COMMON STOCK (A)
	9	SOLE DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER: 714,590 SHARES OF COMMON STOCK (A)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 714,590 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.98%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(A)	Please see Item 5.

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): ROBERT W. TRUDEAU
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 7,412 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER: 707,178 SHARES OF COMMON STOCK (A)
	9	SOLE DISPOSITIVE POWER: 7,412 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER: 707,178 SHARES OF COMMON STOCK (A)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 714,590 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.98%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(A)	Please see Item 5.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a), (b). As of the close on business of September 15, 2011, TCV VI, L.P., a Delaware limited partnership (“TCV VI”), TCV Member Fund, L.P., a Cayman Islands exempted limited partnership (“Member Fund”), Technology Crossover Management VI, L.L.C. (“Management VI”), TCV VI Management, L.L.C. (“TCV VI Management”), Jay C. Hoag (“Mr. Hoag”), Richard H. Kimball (“Mr. Kimball”), John L. Drew (“Mr. Drew”), Jon Q. Reynolds, Jr. (“Mr. Reynolds”), William J.G. Griffith IV (“Mr. Griffith”), and Robert W. Trudeau (“Mr. Trudeau”) (Mr. Hoag, Mr. Kimball, Mr. Drew, Mr. Reynolds, Mr. Griffith, and Mr. Trudeau are collectively referred to as the “Reporting Persons” or the “Management VI Members”) owned directly and/or indirectly the following shares of common stock (the “Common Stock”) of MarketAxess Holdings Inc. (the “Company”):

Name of Reporting Person	Number of Total Shares		Percentage of Outstanding Shares(*)
TCV VI	694,530	(1)	1.92%
Member Fund	5,470	(2)	Less than 1%
Management VI	700,000	(3)(**)	1.94%
TCV VI Management	14,590	(4)(**)	Less than 1%
Mr. Hoag	714,590	(5)(**)	1.98%
Mr. Kimball	714,590	(5)(**)	1.98%
Mr. Drew	714,590	(5)(**)	1.98%
Mr. Reynolds	714,590	(5)(**)	1.98%
Mr. Griffith	714,590	(5)(**)	1.98%
Mr. Trudeau	714,590	(5)(**)	1.98%

(*)	all percentages in this table are based on (i) 35,418,713 shares of Common Stock of the Company outstanding as of July 26, 2011 as provided in the Form 10-Q filed by the Company with the Securities and Exchange Commission on July 27, 2011, plus (ii) shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i) with respect to such Reporting Person.
(**)	Certain Reporting Persons disclaim beneficial ownership as set forth below.
(1)	Includes warrants to purchase shares of Common Stock of the Company at an exercise price of $10.00 (“Warrants”) immediately exercisable for a total of 694,530 shares of Common Stock.
(2)	Includes Warrants immediately exercisable for a total of 5,470 shares of Common Stock.
(3)	Includes Warrants immediately exercisable for a total of 700,000 shares of Common Stock.
(4)	Includes 7,178 shares of Common Stock held directly by TCV VI Management that were previously held by Mr. Trudeau that were transferred to TCV VI Management on June 2, 2011 and January 11, 2011 and options to acquire 7,412 shares of Common Stock that are held directly by Mr. Trudeau.
(5)	Includes Warrants immediately exercisable for a total of 700,000 shares of Common Stock and the 7,178 shares of Common Stock and options to acquire 7,412 shares of Common Stock summarized in note (4) above.

Each of TCV VI, Member Fund and Management VI has the sole power to dispose or direct the disposition of the Common Stock and/or Warrants which it holds directly, and will have the sole power to dispose or direct the disposition of the shares of Common Stock acquired upon exercise of its respective Warrants. Management VI has the sole power to vote or direct the vote of the Common Stock it holds directly and each of TCV VI and Member Fund will have the sole power to vote or direct the vote the Common Stock acquired upon exercise of its respective Warrants.

Management VI, as the general partner of TCV VI and a general partner of Member Fund, may also be deemed to have the sole power to dispose or direct the disposition of the Warrants and any shares of Common Stock acquired upon exercise of its respective Warrants that are held by TCV VI and Member Fund and to have the sole power to direct the vote of any shares of Common Stock acquired upon exercise of its respective Warrants that are held by TCV VI and Member Fund. Management VI disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

The Management VI Members are Class A Members of Management VI. Under the operating agreement of Management VI, the Class A Members have the shared power to dispose or direct the disposition of the Warrants and any shares held by TCV VI and Member Fund and the shared power to direct the vote of any shares held by TCV VI and Member Fund. Additionally, each of the Management VI Members are members of TCV VI Management. Under the operating agreement of TCV VI Management, the members have the shared power to dispose or direct the disposition of the shares held by TCV VI Management and the shared power to direct the vote of the shares held by TCV VI Management. Each of the Management VI Members disclaims beneficial ownership of the securities owned by Management VI, TCV VI, Member Fund and TCV VI Management except to the extent of their respective pecuniary interest therein.

The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in the Company but do not affirm the existence of any such group.

Except as set forth in this Item 5(a) — (b), each of the Reporting Persons disclaims beneficial ownership of any Securities or underlying Common Stock owned beneficially or of record by any other Reporting Person.

(c).

On September 9, 2011, the Reporting Persons sold the following shares of Common Stock through broker’s transactions in the open market:

Name of Reporting Person	Number of Shares	Price Per Share
TCV VI	198,437	$29.53
Member Fund	1,563	$29.53

On September 13, 2011, the Reporting Persons sold the following shares of Common Stock through broker’s transactions in the open market:

Name of Reporting Person	Number of Shares	Price Per Share
TCV VI	132,457	$29.9963
Member Fund	1,043	$29.9963

On September 15, 2011, the Reporting Persons sold the following shares of Common Stock through broker’s transactions in the open market:

Name of Reporting Person	Number of Shares	Price Per Share
TCV VI	14,684	$29.97
Member Fund	116	$29.97

On September 15, 2011, the Reporting Persons sold the following shares of Common Stock in a privately negotiated transaction with a broker-dealer:

Name of Reporting Person	Number of Shares	Price Per Share
TCV VI	944,263	$28.00
Member Fund	7,436	$28.00

Except as set forth herein, none of the Reporting Persons have effected any transaction in any securities of the Company during the past 60 days.

(d). Not applicable.

(e). The Reporting Persons ceased to be owners of more than five percent (5%) of the Common Stock of the Company on September 15, 2011.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Joint Filing Agreement (incorporated by reference from Exhibit 1 to Schedule 13D relating to the common stock of MarketAxess Holdings Inc. filed on June 12, 2008)

Exhibit 2 Statement Appointing Designated Filer and Authorized Signatories dated July 10, 2009 (incorporated by reference from Exhibit 2 to Schedule 13D relating to the common stock of Interactive Brokers Group, Inc. filed on July 10, 2009)

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 20, 2011

TCV VI, L.P.

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

TCV MEMBER FUND, L.P.

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT VI, L.L.C.

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

TCV VI MANAGEMENT, L.L.C.

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

JAY C. HOAG

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

RICHARD H. KIMBALL

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

JOHN L. DREW

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

JON Q. REYNOLDS, JR.

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

WILLIAM J.G. GRIFFITH IV

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

ROBERT W. TRUDEAU

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

EXHIBIT INDEX

Exhibit 1 Joint Filing Agreement (incorporated by reference from Exhibit 1 to Schedule 13D relating to the common stock of MarketAxess Holdings Inc. filed on June 12, 2008)

Exhibit 2 Statement Appointing Designated Filer and Authorized Signatories dated July 10, 2009 (incorporated by reference from Exhibit 2 to Schedule 13D relating to the common stock of Interactive Brokers Group, Inc. filed on July 10, 2009)